# Kao Corporation

14-10, Nihonbashi Kayabacho 1-Chome Chuo-ku, Tokyo 103-8210 Japan

**File No. 82-34759**
February 1, 2005

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Room 3094 – Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.


05005638

SUPPL

Re: Kao Corporation – 12g3-2(b) exemption

Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b)

Annex A lists all documents published, filed or distributed by Kao since January 6, 2005 pursuant to the above requirements and practices. To the extent required by Rule 12g3-32(b)(4) or as otherwise already available, English translations or summaries are attached. Brief descriptions of the remaining documents for which no English language version has been prepared are set forth in Annex B hereto.

If you have any further questions or requests for additional information please do not hesitate to contact Vice President, Legal Global at 011-813-3660-7404(telephone) or 011-813-3660-7942 (facsimile).

Very truly yours,

Kao Corporation

By
Name: Tadaaki Sugiyama
Title: Vice President
Legal-Global



Enclosures: Annex A
Annex B

RECEIVED
2005 FEB -9 A 9:0

ANNEX A

LIST OF DOCUMENTS PUBLISHED,
FILED OR DISTRIBUTED SINCE
January 6, 2005

A. ENGLISH LANGUAGE DOCUMENTS

(1) Press release dated January 24, 2005 (Attached hereto as Exhibit A-1)

(2) Press release dated January 25, 2005 (Attached hereto as Exhibit A-2)

B. JAPANESE LANGUAGE DOCUMENTS

(1) Report on the Acquisition of Treasury Shares dated January 12, 2005
(A brief description in English is set forth in Annex B)

(2) Substantial Shareholding Report dated January 26, 2005
(A brief description in English is set forth in Annex B)

ANNEX B

# ENGLISH DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS LISTED IN ANNEX A

(1) Reports on the Acquisition of Treasury Shares

Pursuant to the Securities and Exchange law of Japan, a report on the acquisition of treasury shares must be filed every month after the shareholders' resolution authorizing the purchase of treasury shares or at the time such treasury shares are acquired for the purpose of canceling them. Reports are filed with the Director of the Kanto Local Finance Bureau and are available for public inspection at the Kanto Local Finance Bureau and at the main office of Kao for one year.

The report(s) filed since December 1, 2004 include the following information:

i. January 12, 2005– On June 29, 2004, Kao's shareholders authorized Kao to repurchase up to 20,000,000 shares of its common stock, or 3.5 % of its issued shares of common stock, for up to ¥50,000,000,000. In December 2004, Kao repurchased pursuant to that resolution a total of 2,280,000 shares for ¥ 5,735,050,000.
As of December 31, 2004, Kao had issued 574,443,701 shares of common stock, and held 25,225,557 of them.

(2) Substantial Shareholding Report dated January 26, 2005

A Substantial Shareholding Report is required to be filed under Article 27-23 of the Securities and Exchange Law of Japan after the shareholder(s) hold more than 5 % of company issued shares. Reports are filed with the Director of the Kanto Local Finance Bureau and are available for public inspection at the Kanto Local Finance Bureau and the main office of Kao for five years.

The report includes the following information:
As of January 21, 2005, Kao held 28,794,508 shares, which is equivalent to 5.01% of Kao's issued shares of common stock.

# Exhibit A-1

**Kao Corporation**



# Notice Regarding Purchase of the Company's Stock from the Market

January 24, 2005

Kao Corporation (the "Company") hereby makes the following announcement: the Company has purchased the Company's stock from the market pursuant to the provisions of Article 210 of the Commercial Code.

| | |
|---|---|
| 1) Period during which purchases were made: | From December 17, 2004 to January 24, 2005 |
| 2) Number of purchased shares: | 2,158,000 shares |
| 3) Total cost of purchases: | 5,582,175,000 yen |
| 4) Method of purchases: | Purchased at Tokyo Stock Exchange |

Reference:

1) Information regarding the resolution made at the meeting of the Board of Directors held on December 16, 2004:

| | |
|---|---|
| -Type of stock to be purchased: | Common stock |
| -Total number of shares to be purchased: | Up to 6,416,000 shares |
| -Total cost of purchases: | Up to 15,086,000,000 yen |
| -Period during which purchases will be made: | From December 17, 2004 to March 23, 2005 |

Total number of purchased shares and total cost of purchases pursuant to the above-noted resolution as of January 24, 2005:

2,158,000 shares
5,582,175,000 yen

2) Information regarding resolution made at the 98th Annual General Meeting of Shareholders held on June 29, 2004:

| | |
|---|---|
| -Type of stock to be purchased: | Common stock |
| -Total number of shares to be purchased: | Up to 20,000,000 shares |
| -Total cost of purchases: | Up to 50,000,000,000 yen |

Total number of purchased shares and total cost of purchases after June 29, 2004,the date of the 98th Annual General Meeting of Shareholders:

13,742,000 shares
35,496,050,000 yen

Media inquiries should be directed to:
Corporate Communications Department
Kao Corporation
Phone: +81-3-3660-7043
Fax: +81-3-3660-7044

# Exhibit A-2

Kao Corporation

*News Release*



January 25, 2005

# Summary of Consolidated Business Results for the Nine Months Ended December 31, 2004

Tokyo, January 25, 2005 — Kao Corporation today announced its consolidated business results for the nine months ended December 31, 2004, the third quarter of the year ending March 31, 2005. The following summary of the business results that Kao submitted to the Tokyo Stock Exchange is unaudited and for reference only.

Ticker code: 4452

## Consolidated Financial Highlights (Unaudited)

(Millions of yen, millions of U.S. dollars, except per share data)

| | Nine months ended December 31 | | | | Fiscal 2003, ended |
|---|---|---|---|---|---|
| | 2004 | 2003 | Change | 2004 | March 31, 2004 |
| | Yen | | % | U.S. dollars | Yen |
| Net sales | **724,743** | 697,111 | 4.0 | **6,954.6** | 902,627 |
| Operating income | **103,586** | 107,066 | (3.2) | **994.0** | 119,705 |
| Ordinary income | **106,792** | 109,524 | (2.5) | **1,024.8** | 122,651 |
| Net income | **62,352** | 60,115 | 3.7 | **598.3** | 65,358 |
| Total assets | **720,109** | 716,081 | 0.6 | **6,910.2** | 723,891 |
| Total shareholders' equity | **451,783** | 419,047 | 7.8 | **4,335.3** | 427,756 |
| Shareholders' equity/total assets | **62.7%** | 58.5% | - | **62.7%** | 59.1% |
| Shareholders' equity per share (Yen/US$) | **825.73** | 770.86 | 7.1 | **7.92** | 782.14 |
| Net income per share (Yen/US$) | **113.17** | 109.46 | 3.4 | **1.09** | 119.06 |
| Net income per share, diluted (Yen/US$) | **111.13** | 104.75 | 6.1 | **1.07** | 113.98 |
| Net cash provided by operating activities | **76,888** | 71,792 | | **737.8** | 117,928 |
| Net cash used in investing activities | **(44,210)** | (21,707) | | **(424.2)** | (37,348) |
| Net cash used in financing activities | **(75,448)** | (49,452) | | **(724.0)** | (49,323) |
| Cash and cash equivalents, end of term | **64,455** | 77,096 | | **618.5** | 107,151 |

*Notes:*

1. *Net income per share is computed based on the weighted average number of shares outstanding during the corresponding periods.*
2. *U.S. dollar amounts represent translations using the approximate exchange rate on December 31, 2004, of yen 104.21=US$1,and are included solely for the convenience of readers.*
3. *Yen amounts are rounded down to the nearest million.*
4. *Change in scope of consolidation:*

| | | |
|---|---|---|
| *Consolidated subsidiaries* | *(addition)* | *1* |
| | *(exclusions)* | *3* |
| *Equity method companies* | *(exclusion)* | *1* |

# Forecast of Consolidated Results for the Year Ending March 31, 2005

(Millions of yen, millions of U.S. dollars, except per share data)

| | Year ending March 31, 2005 | |
|---|---|---|
| | Yen | U.S. dollars |
| Net sales | 935,000 | 8,972.3 |
| Ordinary income | 125,000 | 1,199.5 |
| Net income | 72,000 | 690.9 |
| Net income per share (Yen/US$) | 130.83 | 1.26 |

*Notes:*
1. *Net income per share is computed based on the weighted average number of shares outstanding during the fiscal year.*
2. *U.S. dollar amounts represent translations using the approximate exchange rate on December 31, 2004, of yen 104.21=US$1, and are included solely for the convenience of readers.*

**Forward-Looking Statements**
This release contains forward-looking statements that are based on management's estimates, assumptions and projections at the time of release. Some factors, which include, but are not limited to, the risks and uncertainty associated with the worldwide economy, competitive activity and currency fluctuation, could cause actual results to differ materially from expectations.

For further information, please contact:
Katsuya Fujii
Vice President
Investor Relations
Tel: 81-3-3660-7101 / Fax: 81-3-3660-8978
E-mail: ir@kao.co.jp

# Summary of Consolidated Business Results for the Nine Months Ended December 31, 2004

## Business Results for the Nine Months Ended December 31, 2004

Consolidated net sales for the nine months ended December 31, 2004, the third quarter of the year ending March 31, 2005, increased 4.0 percent, or 27.6 billion yen, from the same period a year earlier to 724.7 billion yen. Although the Japanese economy maintained a recovery footing, retail prices for domestic consumer products declined, while a weaker dollar and Asian currencies resulted in a currency translation effect on overseas sales of negative 8.6 billion yen. Kao worked to strengthen its existing businesses and swiftly nurture new businesses in Japan, and to introduce new products in the consumer products business overseas. As for profits, although Kao focused on expanding sales of chemical products and reducing costs, due to rising raw materials prices and aggressive marketing activities, operating income for the nine months ended December 31, 2004 decreased 3.4 billion yen to 103.5 billion yen and ordinary income decreased 2.7 billion yen to 106.7 billion yen. However, due to factors including a reduction in the income tax rate, net income increased 2.2 billion yen to 62.3 billion yen.

## Summary of Information by Business Segment for the Nine Months Ended December 31, 2004

### Consumer Products Business

Segment sales increased 3.2 percent from the same period a year earlier to 537.6 billion yen. Excluding the currency translation effect on overseas sales, segment sales increased 4.4 percent. Sales in Japan increased 20.7 billion yen from the same period a year earlier. Overseas, although sales in Asia were weak, sales in North America and Europe increased, owing in part to new product launches. Total overseas sales decreased due to the currency translation effect.

### 1. Japan

The economy moved from expansion into an adjustment phase, and consumer spending was uncertain, while retail sales continued to decrease from the same period in the previous year. In these conditions, Kao's marketing and sales divisions continued to work in close concert to implement aggressive marketing activities for each store chain and region. As a result, sales in Japan increased 5.2 percent from the same period a year earlier to 423.2 billion yen.

**Personal Care Products:** The addition of a hand soap supported a substantial increase in sales of the *Bioré U* line of body cleanser products. In the shampoo and conditioner category, *Asience* continued to sell well, backed by the support of consumers, resulting in sales growth amid intensifying market competition. Segment sales increased 5.1 percent from the same period a year earlier to 138.9 billion yen.

**Fabric and Home Care:** Sales in the laundry detergent and fabric softener categories decreased due in part to lower retail prices. However, sales of *Family Kyukyutto* dishwashing detergent increased. As a result, segment sales decreased 3.2 percent from the same period a year earlier to 188.4 billion yen.

**Feminine Care, Baby Care and Others:** Segment sales increased 27.0 percent from the same period a year earlier to 95.9 billion yen. In the feminine and baby care category, sales of *Merries* disposable baby diapers increased substantially over the same period in the previous year, and market share for sanitary napkins grew, supported by the launch of *Laurier f* in October. In the health care (functional food) category, sales of the *Econa Healthy* lineup of functional cooking oils and related products continued to expand strongly. *Healthya Green Tea* was also well received as Kao expanded sales channels.

**2. Overseas**

In Asia, where Kao is pursuing growth with a business strategy focused particularly on the *Bioré* and *Laurier* brands, sales declined 12.3 percent to 40.4 billion yen as Kao reorganized its sales network in China and market competition intensified in ASEAN countries. Sales in North America and Europe increased 3.9 percent to 79.2 billion yen. Sales of the new Kao Brands Company product *John Frieda Brilliant Brunette* were particularly strong. In addition, Kao plans to expand its sales area for *Enova Oil* (*Econa Healthy Cooking Oil*) throughout the United States starting in January 2005.

**Prestige Cosmetics Business**

Amid flat growth in Japan's cosmetics market, Kao strengthened the marketability of its *Sofina* brand products by making improvements to *Very Very* and *UV Cut Milk* basic care products and *Grace Sofina* foundation cosmetics. Sales of *AUBE* makeup also benefited from a package design renewal. Sales of prestige cosmetics increased 1.7 percent from the same period a year earlier to 61.4 billion yen.

**Chemical Products Business**

Sales increased 7.9 percent from the same period a year earlier to 147.6 billion yen. Excluding the currency translation effect on overseas sales, segment sales increased 10.1 percent. Domestic sales increased 6.9 percent, and overseas sales were also solid, despite the negative currency translation effect of 2.9 billion yen due to the weakness of the dollar and Asian currencies.

**1. Japan**

In the overall economy, the effects of the recovery emerged in the form of improved corporate earnings, and despite elements of uncertainty such as rising oil prices, sales were favorable, especially for core products such as oleochemicals, functional materials and specialty chemicals. Sales of newly developed products including pigment auxiliary for color inkjet printer ink, bulking

agent for paper manufacturing and color toner also expanded strongly. Sales increased 6.9 percent from the same period a year earlier to 83.5 billion yen.

**2. Overseas**

Efforts to expand sales of fatty alcohols globally supported substantial sales growth. Sales of surfactants in ASEAN countries were also favorable. As a result, overall sales in Asia increased 12.6 percent from the same period a year earlier to 35.6 billion yen. In North America and Europe, sales of toner and toner binder products increased. In addition, a new production facility for high-performance concrete additives went into operation in Germany. Sales in North America and Europe increased 10.9 percent from the same period a year earlier to 47.8 billion yen.

## Financial Condition

As of December 31, 2004, total assets were 720.1 billion yen, a decrease of 3.7 billion yen compared to the end of the previous fiscal year on March 31, 2004. Total liabilities decreased 13.8 billion yen compared with the previous fiscal year-end to 260.0 billion yen due to conversion of convertible bonds to stock. Because Kao Hanbai Company, Ltd. was made a wholly owned subsidiary through a share exchange, minority interests decreased 13.9 billion yen compared with the previous fiscal year-end. This and other factors including net income, the conversion of convertible bonds to stock (used to replace treasury stock; see notes to summary of consolidated statements of cash flows), returns to shareholders through dividends and the repurchase of the Company's own stock increased shareholders' equity by 24.0 billion yen compared with the previous fiscal year-end to 451.7 billion yen. The shareholders' equity ratio therefore increased from 59.1 percent at the previous fiscal year-end to 62.7 percent. Kao used retained earnings to retire 25 million shares of the Company's treasury stock totaling 63.7 billion yen.

Net cash provided by operating activities was 76.8 billion yen. Main factors increasing net cash were income before income taxes and minority interests and depreciation and amortization, while the main factors decreasing net cash were payment of income taxes and an increase in trade receivables and inventories. Net cash used in investing activities totaled 44.2 billion yen, mainly due to investments in the expansion and rationalization of domestic production facilities and construction of a new factory in Thailand. Net cash used in financing activities was 75.4 billion yen, as Kao continued to repurchase shares of its own stock. As a result, cash and cash equivalents at the end of the third quarter were 64.4 billion yen, 42.6 billion yen less than the balance at the end of the previous fiscal year.

## Forecast for the Fiscal Year Ending March 31, 2005

Operating income for the nine months ended December 31, 2004 was slightly lower than the same period a year earlier. However, through measures including the launch of new and renewed products to stimulate the Japanese consumer products market and efficient deployment of expenditures, Kao's forecast for consolidated results for the year ending March 31, 2005 is the same as its forecast announced together with its interim results for the six months ended September 31, 2004.

January 25, 2005
Kao Corporation

## *Consolidated Balance Sheets*

*Millions of yen*

| | December 31, 2004 (A) | Composition % | March 31, 2004 (B) | Composition % | Inc/(Dec) (A-B) | December 31, 2003 | Composition % |
|---|---|---|---|---|---|---|---|
| **Current assets** | **311,460** | **43.3** | **307,254** | **42.4** | **4,205** | **295,144** | **41.2** |
| Cash and time deposits | 37,724 | | 72,422 | | (34,697) | 58,471 | |
| Notes and accounts receivable - trade | 129,923 | | 97,359 | | 32,563 | 126,145 | |
| Short-term investments | 35,731 | | 36,839 | | (1,108) | 18,870 | |
| Inventories | 81,028 | | 71,891 | | 9,136 | 68,966 | |
| Other | 27,053 | | 28,741 | | (1,688) | 22,690 | |
| **Fixed assets** | **408,564** | **56.7** | **416,537** | **57.6** | **(7,972)** | **420,822** | **58.8** |
| Tangible assets | 261,600 | | 259,918 | | 1,681 | 262,411 | |
| Intangible assets | 91,879 | | 98,372 | | (6,492) | 99,119 | |
| Other | 55,084 | | 58,246 | | (3,161) | 59,291 | |
| **Deferred assets** | **83** | **0.0** | **98** | **0.0** | **(14)** | **114** | **0.0** |
| **Total assets** | **720,109** | **100.0** | **723,891** | **100.0** | **(3,781)** | **716,081** | **100.0** |
| | | | | | | | |
| **Current liabilities** | **226,366** | **31.4** | **209,849** | **29.0** | **16,517** | **203,585** | **28.5** |
| Notes and accounts payable - trade | 79,716 | | 68,400 | | 11,316 | 68,367 | |
| Short-term debt | 19,201 | | 17,625 | | 1,576 | 16,690 | |
| Accrued expenses | 73,015 | | 64,551 | | 8,464 | 66,988 | |
| Other | 54,433 | | 59,272 | | (4,839) | 51,538 | |
| **Long-term liabilities** | **33,717** | **4.7** | **64,095** | **8.8** | **(30,378)** | **70,272** | **9.8** |
| Long-term debt | 9,346 | | 31,811 | | (22,465) | 35,413 | |
| Liability for employee retirement benefits | 13,875 | | 23,157 | | (9,282) | 25,481 | |
| Other | 10,495 | | 9,126 | | 1,369 | 9,378 | |
| **Total liabilities** | **260,084** | **36.1** | **273,945** | **37.8** | **(13,860)** | **273,858** | **38.3** |
| **Minority interests** | **8,241** | **1.2** | **22,189** | **3.1** | **(13,947)** | **23,175** | **3.2** |
| Common stock | 85,424 | 11.9 | 85,424 | 11.8 | - | 85,424 | 11.9 |
| Capital surplus | 109,561 | 15.2 | 108,888 | 15.0 | 672 | 108,888 | 15.2 |
| Retained earnings | 358,410 | 49.7 | 399,889 | 55.2 | (41,478) | 398,519 | 55.7 |
| Unrealized gain on available-for-sale securities | 3,598 | 0.5 | 4,318 | 0.6 | (719) | 3,232 | 0.5 |
| Foreign currency translation adjustments | (35,040) | (4.9) | (37,941) | (5.2) | 2,901 | (36,195) | (5.1) |
| Treasury stock, at cost | (70,170) | (9.7) | (132,822) | (18.3) | 62,651 | (140,821) | (19.7) |
| **Shareholders' equity** | **451,783** | **62.7** | **427,756** | **59.1** | **24,026** | **419,047** | **58.5** |
| **Total liabilities, minority interests & shareholders' equity** | **720,109** | **100.0** | **723,891** | **100.0** | **(3,781)** | **716,081** | **100.0** |

*Yen amounts are rounded down to the nearest million.

***Consolidated Statements of Income***

***Millions of yen***

| | (A) 9 months/FY2004 Apr - Dec 2004 | % to net sales | (B) 9 months/FY2003 Apr - Dec 2003 | % to net sales | Inc/(Dec) (A-B) | FY2003 Apr '03 - Mar '04 | % to net sales |
|---|---|---|---|---|---|---|---|
| **Net sales** | **724,743** | **100.0** | **697,111** | **100.0** | **27,631** | **902,627** | **100.0** |
| Cost of sales | 306,140 | 42.2 | 286,674 | 41.1 | 19,466 | 377,776 | 41.8 |
| **Gross profit** | **418,602** | **57.8** | **410,437** | **58.9** | **8,165** | **524,850** | **58.2** |
| Selling, general and administrative expenses | 315,015 | 43.5 | 303,371 | 43.5 | 11,644 | 405,145 | 44.9 |
| **Operating income** | **103,586** | **14.3** | **107,066** | **15.4** | **(3,479)** | **119,705** | **13.3** |
| Non-operating income | 4,409 | 0.6 | 3,944 | 0.5 | 464 | 4,886 | 0.5 |
| Interest and dividend income | 593 | | 853 | | (260) | 1,125 | |
| Equity in earnings of nonconsolidated subsidiaries and affiliates | 1,416 | | 579 | | 837 | 494 | |
| Foreign currency exchange gain | 277 | | 489 | | (211) | 319 | |
| Other | 2,121 | | 2,021 | | 100 | 2,946 | |
| Non-operating expenses | 1,204 | 0.2 | 1,486 | 0.2 | (282) | 1,940 | 0.2 |
| Interest expense | 699 | | 966 | | (266) | 1,234 | |
| Other | 504 | | 520 | | (15) | 705 | |
| **Ordinary income** | **106,792** | **14.7** | **109,524** | **15.7** | **(2,732)** | **122,651** | **13.6** |
| Extraordinary profit | 1,068 | 0.2 | 2,348 | 0.4 | (1,280) | 2,554 | 0.3 |
| Extraordinary loss | 2,794 | 0.4 | 4,633 | 0.7 | (1,838) | 8,063 | 0.9 |
| **Income before income taxes and minority interests** | **105,065** | **14.5** | **107,239** | **15.4** | **(2,174)** | **117,142** | **13.0** |
| Income taxes | 42,234 | 5.8 | 44,920 | 6.5 | (2,686) | 50,413 | 5.6 |
| Minority interests in earnings of consolidated subsidiaries | 478 | 0.1 | 2,203 | 0.3 | (1,724) | 1,369 | 0.2 |
| **Net income** | **62,352** | **8.6** | **60,115** | **8.6** | **2,237** | **65,358** | **7.2** |

*Yen amounts are rounded down to the nearest million.

***Consolidated Statements of Cash Flows***

*Millions of yen*

| | 9 months/FY2004 Apr - Dec 2004 | 9 months/FY2003 Apr - Dec 2003 | FY2003 Apr '03 - Mar '04 |
|---|---|---|---|
| **Operating activities:** | | | |
| Income before income taxes and minority interests | 105,065 | 107,239 | 117,142 |
| Adjustments for: | | | |
| Depreciation and amortization | 41,643 | 41,398 | 58,165 |
| Interest and dividend income | (593) | (853) | (1,125) |
| Interest expense | 699 | 966 | 1,234 |
| Change in trade receivables | (31,136) | (32,924) | (4,404) |
| Change in inventories | (8,336) | 1,854 | (1,368) |
| Change in trade payables | 10,686 | 8,698 | 8,894 |
| Change in liability for retirement benefits | (9,383) | (5,956) | (8,301) |
| Other, net | 8,408 | 2,471 | 192 |
| Sub-total | 117,053 | 122,894 | 170,431 |
| Interest and cash dividends received | 1,072 | 1,484 | 2,288 |
| Interest paid | (464) | (981) | (1,291) |
| Income taxes paid | (40,772) | (51,604) | (53,500) |
| **Net cash provided by operating activities** | **76,888** | **71,792** | **117,928** |
| **Investing activities:** | | | |
| Purchase of marketable securities and investment securities | (9,019) | (19) | (3,025) |
| Proceeds from the redemption and sales of marketable securities and investment securities | 4,085 | 11,797 | 11,809 |
| Purchase of property, plant and equipment | (36,666) | (27,886) | (39,583) |
| Proceeds from sales of property, plant and equipment | 1,065 | 4,056 | 4,574 |
| Increase in intangible assets | (4,259) | (7,647) | (8,903) |
| Payment for acquisition of business | - | (1,584) | (1,584) |
| Increase in long-term loans | (926) | (668) | (1,015) |
| Other, net | 1,508 | 245 | 379 |
| **Net cash used in investing activities** | **(44,210)** | **(21,707)** | **(37,348)** |
| **Financing activities:** | | | |
| Change in short-term debt | 921 | 3,580 | 4,987 |
| Purchase of treasury stock | (57,765) | (37,085) | (37,197) |
| Payments of cash dividends | (18,073) | (15,742) | (17,091) |
| Payments of cash dividends to minority interests | (1,340) | (1,147) | (1,146) |
| Other, net | 809 | 941 | 1,123 |
| **Net cash used in financing activities** | **(75,448)** | **(49,452)** | **(49,323)** |
| **Transition adjustments on cash and cash equivalents** | **73** | **(1,915)** | **(2,484)** |
| **Net increase (decrease) in cash and cash equivalents** | **(42,695)** | **(1,283)** | **28,771** |
| **Cash and cash equivalents, beginning of year** | **107,151** | **75,684** | **75,684** |
| **Cash and cash equivalents of newly consolidated subsidiaries, beginning of year** | **0** | **2,695** | **2,695** |
| **Cash and cash equivalents, end of term** | **64,455** | **77,096** | **107,151** |

*Yen amounts are rounded down to the nearest million.

| | 9 months/FY2004 Apr - Dec 2004 | 9 months/FY2003 Apr - Dec 2003 | FY2003 Apr '03 - Mar '04 |
|---|---|---|---|
| **Noncash financing activities:** | | | |
| Transfers of treasury stock related to conversion of convertible bonds | | | |
| Decrease in treasury stock | **43,339** | | **8,293** |
| Decrease in retained earnings | **(20,738)** | | **(3,963)** |
| Convertible bonds converted into common stock | **22,600** | | **4,329** |

## *Sales Composition*

**Millions of yen**

| | 9 months/FY2004<br>Apr - Dec 2004 | 9 months/FY2003<br>Apr - Dec 2003 | Growth<br>% | FY2003<br>Apr '03 - Mar '04 |
|---|---|---|---|---|
| **Consumer Products** | | | | |
| Personal Care | 138,906 | 132,173 | 5.1 | 171,574 |
| Fabric and Home Care | 188,464 | 194,790 | (3.2) | 241,021 |
| Feminine Care, Baby Care and Others | 95,912 | 75,550 | 27.0 | 101,509 |
| Total Japan | 423,283 | 402,514 | 5.2 | 514,105 |
| Asia and Oceania | 40,413 | 46,069 | (12.3) | 59,956 |
| North America and Europe | 79,244 | 76,292 | 3.9 | 102,025 |
| Eliminations | (5,273) | (4,035) | - | (5,649) |
| **Total** | **537,669** | **520,840** | **3.2** | **670,437** |
| **Prestige Cosmetics** | **61,433** | **60,404** | **1.7** | **77,648** |
| **Chemical Products** | | | | |
| Japan | 83,527 | 78,148 | 6.9 | 104,886 |
| Asia | 35,643 | 31,651 | 12.6 | 41,846 |
| North America and Europe | 47,882 | 43,189 | 10.9 | 56,810 |
| Eliminations | (19,367) | (16,149) | - | (21,922) |
| **Total** | **147,686** | **136,839** | **7.9** | **181,620** |
| **Total Before Eliminations** | **746,789** | **718,084** | **4.0** | **929,707** |
| Eliminations | (22,046) | (20,973) | - | (27,079) |
| **Consolidated Net Sales** | **724,743** | **697,111** | **4.0** | **902,627** |

*Yen amounts are rounded down to the nearest million.

*Segment Information by Business*

*Millions of yen*

**9 months/FY2004**

| Apr - Dec 2004 | Consumer Products | Prestige Cosmetics | Chemical Products | Total | Corporate/ Eliminations | Consolidated |
|---|---|---|---|---|---|---|
| **Net sales** | | | | | | |
| Sales to customers | 537,669 | 61,433 | 125,640 | 724,743 | - | 724,743 |
| Intersegment sales | - | - | 22,046 | 22,046 | (22,046) | - |
| **Total** | **537,669** | **61,433** | **147,686** | **746,789** | **(22,046)** | **724,743** |
| **Operating income** | **80,198** | **7,262** | **15,830** | **103,290** | **295** | **103,586** |
| % to sales | 14.9 | 11.8 | 10.7 | 13.8 | - | 14.3 |

**9 months/FY2003**

| Apr - Dec 2003 | Consumer Products | Prestige Cosmetics | Chemical Products | Total | Corporate/ Eliminations | Consolidated |
|---|---|---|---|---|---|---|
| **Net sales** | | | | | | |
| Sales to customers | 520,840 | 60,404 | 115,866 | 697,111 | - | 697,111 |
| Intersegment sales | - | - | 20,973 | 20,973 | (20,973) | - |
| **Total** | **520,840** | **60,404** | **136,839** | **718,084** | **(20,973)** | **697,111** |
| **Operating income** | **82,733** | **8,051** | **16,118** | **106,904** | **162** | **107,066** |
| % to sales | 15.9 | 13.3 | 11.8 | 14.9 | - | 15.4 |

**FY2003**

| Apr '03 - Mar '04 | Consumer Products | Prestige Cosmetics | Chemical Products | Total | Corporate/ Eliminations | Consolidated |
|---|---|---|---|---|---|---|
| **Net sales** | | | | | | |
| Sales to customers | 670,437 | 77,648 | 154,541 | 902,627 | - | 902,627 |
| Intersegment sales | - | - | 27,079 | 27,079 | (27,079) | - |
| **Total** | **670,437** | **77,648** | **181,620** | **929,707** | **(27,079)** | **902,627** |
| **Operating income** | **92,195** | **7,425** | **19,940** | **119,562** | **142** | **119,705** |
| % to sales | 13.8 | 9.6 | 11.0 | 12.9 | - | 13.3 |

*Yen amounts are rounded down to the nearest million.